UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No.    )*

Overseas Shipholding Group, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
69036R103
(CUSIP Number)
August 5, 2014
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

__________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69036R103	13G	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS: Alden Global Adfero BPI Fund, Ltd. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 2,681,930
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 2,681,930
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,681,930 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .86%
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The information reported on this Cover Page assumes the exercise by the Reporting Person of 911,160 warrants exercisable for common stock of the Issuer using the cashless exercise feature described in the Issuer’s current report on Form 8-K filed on August 8, 2014 (“Warrants”) that are beneficially owned by the Reporting Person. The Reporting Person’s calculation of beneficial ownership is based upon the 312,315,369 shares of common stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014 plus the number of Warrants beneficially owned by the Reporting Person.

CUSIP No. 69036R103	13G	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS: Alden Global Opportunities Master Fund, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 6,660,229 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 6,660,229 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,660,229 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.12%
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1) The information reported on this Cover Page assumes the exercise by the Reporting Person of 2,262,749 Warrants beneficially owned by the Reporting Person. The Reporting Person’s calculation of beneficial ownership is based upon the 312,315,369 shares of common stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014 plus the number of Warrants beneficially owned by the Reporting Person.

CUSIP No. 69036R103	13G	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS: Wilshire Institutional Master Fund II SPC — Wilshire Alden Global Event Driven Opportunities Segregated Portfolio (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 1,430,972 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 1,430,972 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,430,972 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) .46%
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The information reported on this Cover Page assumes the exercise by the Reporting Person of 486,160 Warrants beneficially owned by the Reporting Person. The Reporting Person’s calculation of beneficial ownership is based upon the 312,315,369 shares of common stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014 plus the number of Warrants beneficially owned by the Reporting Person.

CUSIP No. 69036R103	13G	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS: Alden Global Value Recovery Master Fund, L.P. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 17,438,054 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 17,438,054 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,438,054 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.48%
12		TYPE OF REPORTING PERSON (See Instructions) PN

(1) The information reported on this Cover Page assumes the exercise by the Reporting Person of 5,924,412 Warrants beneficially owned by the Reporting Person. The Reporting Person’s calculation of beneficial ownership is based upon the 312,315,369 shares of common stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014 plus the number of Warrants beneficially owned by the Reporting Person.

CUSIP No. 69036R103	13G	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS: Turnpike Limited (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 6,587,781 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 6,587,781
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,587,781 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.09%
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The information reported on this Cover Page assumes the exercise by the Reporting Person of 2,238,136 Warrants beneficially owned by the Reporting Person. The Reporting Person’s calculation of beneficial ownership is based upon the 312,315,369 shares of common stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014 plus the number of Warrants beneficially owned by the Reporting Person.

CUSIP No. 69036R103	13G	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS: Alden Global Capital Limited (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey (Channel Islands)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 34,798,966 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 34,798,966
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,798,966 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.74%
12		TYPE OF REPORTING PERSON (See Instructions) CO

(1) The information reported on this Cover Page assumes the exercise by the Reporting Person of 11,822,617 Warrants beneficially owned by the Reporting Person. The Reporting Person’s calculation of beneficial ownership is based upon the 312,315,369 shares of common stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014 plus the number of Warrants beneficially owned by the Reporting Person.

CUSIP No. 69036R103	13G	Page 8 of 13 Pages

1		NAME OF REPORTING PERSONS: Alden Global Capital LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 34,798,966 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 34,798,966 shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,798,966 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.74%
12		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The information reported on this Cover Page assumes the exercise by the Reporting Person of 11,822,617 Warrants beneficially owned by the Reporting Person. The Reporting Person’s calculation of beneficial ownership is based upon the 312,315,369 shares of common stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014 plus the number of Warrants beneficially owned by the Reporting Person.

CUSIP No. 69036R103	13G	Page 9 of 13 Pages

Item 1(a).	Name of Issuer:

Overseas Shipholding Group, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1301 Avenue of the Americas,
New York, NY 10019

Item 2(a).	Name of Persons Filing:

This Schedule 13G is being filed jointly by Alden Global Adfero BPI Fund, Ltd. (“Alden Global Adfero”), Alden Global Opportunities Master Fund, L.P. (“Alden Global Master”), Wilshire Institutional Master Fund II SPC – Wilshire Alden Global Event Driven Opportunities Segregated Portfolio (“Wilshire Alden”), Alden Global Value Recovery Master Fund, L.P. (“Alden Global Value”), Turnpike Limited, Alden Global Capital Limited, and Alden Global Capital LLC (each individually a “Reporting Person” and collectively the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1 and is incorporated herein by reference.  Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended. The execution and filing of the Joint Filing Agreement shall not be construed as an admission that the Reporting Persons are a group or have agreed to act as a group.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Alden Global Adfero is c/o Ogier Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007.

The address of the principal business office of Alden Global Master is c/o Ogier Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007.

The address of the principal business office of Wilshire Alden is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

The address of the principal place of business of Alden Global Value is c/o Alden Global Capital Limited, Third Floor, One Waverley Place, Union Street, St. Helier, Jersey JE2 3RF.

CUSIP No. 69036R103	13G	Page 10 of 13 Pages

The address of the principal business office of Turnpike Limited is c/o Ogier Fiduciary Svcs (Cayman) Ltd., 89 Nexus Way, Camana Bay, Cayman Islands KY1-9007.

The address of the principal business office of Alden Global Capital Limited is Third Floor, One Waverley Place, Union Street, St. Helier, Jersey JE2 3RF.

The address of the principal business office of Alden Global Capital LLC is 885 Third Avenue, 34th Floor, New York, NY 10022.

Item 2(c).	Citizenship:

Each of Alden Global Adfero, Wilshire Alden, and Turnpike Limited is an exempted company organized under the laws of the Cayman Islands.  Alden Global Master is an exempted limited partnership organized under the laws of the Cayman Islands.  Alden Global Value is a limited partnership organized under the laws of the state of Delaware.  Alden Global Capital Limited is a corporation organized under the laws of Jersey (Channel Islands).  Alden Global Capital LLC is a limited liability company organized under the laws of the state of Delaware.

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

69036R103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)           ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)           ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)           ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)           ☐ Investment company registered under section 8 of the InvestmentCompany Act of 1940 (15 U.S.C. 80a-8).

(e)           ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)           ☐ An employee benefit plan or endowment fund in accordance with§240.13d-1(b)(1)(ii)(F).

(g)           ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)           ☐ A savings associations as defined in Section 3(b) of the Federal DepositInsurance Act (12 U.S.C. 1813).

CUSIP No. 69036R103	13G	Page 11 of 13 Pages

(i)           ☐ A church plan that is excluded from the definition of an investmentcompany under section 3(c)(14) of the Investment Company Act of 1940(15 U.S.C. 80a-3).

(j)           ☐ Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)          ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.                                Ownership.

(a)	Amount beneficially owned:

Alden Global Adfero is the record owner of 2,681,930 shares of Common Stock (including 911,160 warrants that are held of record by Alden Global Adfero and that are exercisable for common stock of the Issuer), and Alden Global Capital LLC as the investment manager of Alden Global Adfero and Alden Global Capital Limited as investment sub-advisor may be deemed to beneficially own the shares held of record by Alden Global Adfero.

Alden Global Master is the record owner of 6,660,229 shares of Common Stock (including 2,262,749 Warrants), and Alden Global Capital Limited as the investment manager of Alden Global Master and Alden Global Capital LLC as the investment sub-adviser to Alden Global Master may be deemed to beneficially own the shares held of record by Alden Global Master.

Wilshire Alden is the record owner of 1,430,972 shares of Common Stock (including 486,160 Warrants), and Alden Global Capital Limited as an investment sub-advisor to Wilshire Alden and Alden Global Capital LLC as an investment sub-adviser to Wilshire Alden may be deemed to beneficially own the shares held of record by Wilshire Alden.

Alden Global Value is the record owner of 17,438,054 shares of Common Stock (including 5,924,412 Warrants), and Alden Global Capital Limited as the investment manager to Alden Global Value and Alden Global Capital LLC as an investment sub-adviser to Alden Global Value may be deemed to beneficially own the shares held of record by Alden Global Value.

Turnpike Limited is the record owner of 6,587,781 shares of Common Stock (including 2,238,136 Warrants), and Alden Global Capital Limited as the investment manager to Turnpike Limited and Alden Global Capital LLC as the investment sub-adviser to Turnpike Limited may be deemed to beneficially own the shares held of record by Turnpike Limited.

CUSIP No. 69036R103	13G	Page 12 of 13 Pages

Each of the Warrants may be exercised at any time or from time to time, except that in connection with the exercise of any Warrant, the warrantholder (or person designated by the warrantholder to receive the Common Stock issuable upon exercise of the warrants) must advise the Issuer whether or not it satisfies certain United States citizenship requirements under the Merchant Marine Act of 1920 and as contained in the respective warrant agreement. The Issuer has the unconditional right to require such warrantholder or designated person to deliver documents and other information as the Issuer may request as reasonable proof that such warrantholder or designated person satisfies the requirements to be a United States citizen, and any warrantholder or designated person who cannot establish to the Issuer’s reasonable satisfaction that such warrantholder or designated person is a United States citizen may be prevented from exercising such warrants in the Issuer’s reasonable discretion.

Each of the Reporting Persons expressly disclaims beneficial ownership of any shares of Common Stock (including Warrants) except for each of Alden Global Adfero, Alden Global Master, Wilshire Alden, Alden Global Value, and Turnpike Limited, for the shares of Common Stock (including Warrants) which each holds of record as provided in the prior paragraph.

(b)	Percent of class:

Alden Global Adfero: .86%
Alden Global Master: 2.12%
Wilshire Alden : .46%
Alden Global Value: 5.48%
Turnpike Limited: 2.09%
Alden Global Capital Limited: 10.74%
Alden Global Capital LLC: 10.74%

The foregoing percentages are calculated in accordance with the 312,315,369 shares of Common Stock outstanding as reported on the Issuer’s current report on Form 8-K filed on August 8, 2014, plus, for each respective Reporting Person, the number of Warrants beneficially owned by the Reporting Person.

(c)	Number of shares of Common Stock as to which such person has:

(i)        sole power to vote or to direct the vote:

           0 shares for each Reporting Person

(ii)       shared power to vote or to direct the vote:

Alden Global Adfero: 2,681,930 shares

CUSIP No. 69036R103	13G	Page 13 of 13 Pages

Alden Global Master: 6,660,229 shares
Wilshire Alden: 1,430,972 shares
Alden Global Value: 17,438,054 shares
Turnpike Limited: 6,587,781 shares
Alden Global Capital Limited:  34,798,966 shares
Alden Global Capital LLC: 34,798,966 shares

(iii)      sole power to dispose or to direct the disposition of:

           0 shares for each reporting person

(iv)      shared power to dispose or to direct the disposition of:

Alden Global Adfero: 2,681,930 shares
Alden Global Master: 6,660,229 shares
Wilshire Alden: 1,430,972 shares
Alden Global Value: 17,438,054 shares
Turnpike Limited: 6,587,781 shares
Alden Global Capital Limited:  34,798,966 shares
Alden Global Capital LLC: 34,798,966 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the

Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a

CUSIP No. 69036R103	13G	Page 14 of 13 Pages

participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.  We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated: August 15, 2014.

ALDEN GLOBAL ADFERO BPI FUND, LTD.

By:	Alden Global Capital LLC
Its Investment Manager

By:	Alden Global Capital Limited
Its Sub-advisor

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL OPPORTUNITIES MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

WILSHIRE INSTITUTIONAL MASTER FUND II SPC – WILSHIRE ALDEN GLOBAL EVENT DRIVEN OPPORTUNITIES SEGREGATED PORTFOLIO

By:	Alden Global Capital Limited
Its Sub-advisor

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

TURNPIKE LIMITED

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

Exhibit 1

JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13G to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

EXECUTED this 15th day of August 2014.

ALDEN GLOBAL ADFERO BPI FUND, LTD.

By:	Alden Global Capital LLC
Its Investment Manager

By:	Alden Global Capital Limited
Its Sub-advisor

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL OPPORTUNITIES MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

WILSHIRE INSTITUTIONAL MASTER FUND II SPC – WILSHIRE ALDEN GLOBAL EVENT DRIVEN OPPORTUNITIES SEGREGATED PORTFOLIO

By:	Alden Global Capital Limited
Its Sub-advisor

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL VALUE RECOVERY MASTER FUND, L.P.

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

TURNPIKE LIMITED

By:	Alden Global Capital Limited
Its Investment Manager

By:	Alden Global Capital LLC
Its Sub-adviser

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LIMITED

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director

ALDEN GLOBAL CAPITAL LLC

By:	/s/ Jason Pecora
Name:	Jason Pecora
Title:	Managing Director